EXHIBIT 11
STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

	December 31, 2004	December 31, 2003	December 31, 2002

Net Income	$552,996,208	$396,365,396	$416,893,271
Common and Common Equivalent Shares:
Weighted Average Common Shares Outstanding	294,490,840	226,304,234	239,658,882
Weighted Average Common Equivalent Shares — Options	2,587,007	813,584	1,231,170
Weighted Average Common Equivalent Shares — Restricted Stock	2,141,444	1,656,396	1,583,049

Weighted Average Common and Common Equivalent Shares	299,219,291	228,774,213	242,473,101

Net Income per Common Equivalent Share — Basic	$1.88	$1.75	$1.74
Net Income per Common Equivalent Share — Diluted	$1.85	$1.73	$1.72